

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Daliang Teng, Chief Executive Officer
China Packaging Group, Inc.
No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People's Republic of China

> **Re:** **China Packaging Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on September 9, 2010**
> **File No.: 333-168370**

Dear Mr. Teng:

We have reviewed your revised registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three of our letter dated August 25, 2010, reissue the comment. Your registration statement is still incomplete in many places. Please complete the missing disclosures as soon as possible.

2. We note your response to comment four of our letter dated August 25, 2010 and the supplemental table you provided with the hard copy of your response letter. Please file your supplemental table as an exhibit or attachment to your next response letter and file it electronically through Edgar.

3. We note your responses to comments eight, 16, and 17 of our letter dated August 25, 2010 indicating revisions are unnecessary as you are under negotiations to amend your Securities Purchase Agreement to remove your obligations as to your real estate rights and other

restrictions. We reserve the right to issue comments upon our review of Amendment No. 2 of your Securities Purchase Agreement.

Selected Consolidated Financial Data, page 43

4.   Please revise your table to include a subtotal for net income attributable to China Packaging Group, Inc. common shareholders. We refer you to the SEC Release No. 33-9026.

5.   Please tell us and provide a calculation showing us how you determined the amounts presented as basic and diluted earnings per share in fiscal years 2005 and 2006.

6.   We note your response to comment 14 in our letter dated August 25, 2010. Please revise your consolidated financial data to retrospectively reflect the accounting for your reverse acquisition with Evercharm. In this regard, we do not believe pro forma results are necessary.

7.   Please expand footnote one of this table to more fully explain the nature and timing of the merger between Evercharm Holdings Limited and Subsidiaries and China Packaging Group, Inc. At a minimum, please indicate that the unaudited financial data for the six months ended June 30, 2010 gives effect to the reverse acquisition and provide a cross-reference stating where a reader can find additional information in the footnotes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Recent Developments, page 46

Private Placement, page 47

8.   Please tell us your consideration of FASB ASC 815-40-15-5 through 15-8 (EITF 07-5) and SAB Topic 5:T in accounting for Mr. Fang's commitment to transfer additional shares to investors for no consideration should you sell common stock or common stock equivalents at a per share price of less than $6.86.

Results of Operations, page 54

9.   We note your response to comment 19 from our letter dated August 25, 2010, and we reissue our comment. The purpose of MD&A is to provide readers information necessary to an understanding of your financial condition, changes in your financial condition and results of operations. Your current disclosures fail to quantify the underlying influences for fluctuations between comparative periods. For example, you disclose on page 54 that management believes the improved market conditions contributed to most of your revenue increase in the first half of 2010. You also believe that the sales increase to Nongfu Spring

Co. Ltd. will continue throughout 2010 and that the sales volume will stabilize next year. The reader is unable to determine your current sales volume to Nongfu Spring Co. Ltd, nor quantify your success in gaining new, large customers in comparison to the first six months of 2009. Please revise your discussion to quantify significant influences on your comparative fluctuation in order to assist a reader's understanding of the company's financial position and results of operation. Please see the Commission's interpretative guidance regarding Management's Discussion and Analysis of Financial Condition and Results of Operations at SEC Release No. 33-8350 (http://www.sec.gov/rules/interp/33-8350.htm).

History and Corporate Structure, page 78

10. We note your response to comment 25 of our letter dated August 25, 2010 and we reissue it. Please revise to clarify in what manner is Essence Consulting a financial advisor to the Company. Also, please clarify why Essence Consulting was used as a conduit to complete the reverse merger. If Essence Consulting is a shell company promoter, please indicate so.

Management, page 101

11. We note your response to comment 34 of our letter dated August 25, 2010 and we reissue it in part. We cannot find any disclosure in this section or on page 98, as referenced on page 11 of your response letter, that you disclose Ms. Fang as an executive officer for China Packaging. Please advise or revise.

12. Under Rule 405 of Regulation C, an executive officer of a subsidiary maybe an executive officer of a registrant if he or she performs policy making functions. Please revise to clarify whether Nengbin Fang, by virtue of his position as president of Great Shengda, is an executive officer of China Packaging.

Executive Compensation, page 105

13. In light of our two prior comments, please advise us whether Nengbin Fang and Congyi Fang should be included in the Summary Compensation Table.

Transactions with Related Parties, Promoters and Certain Control Persons; Corporate Governance, page 109

14. Please incorporate your complete response to our prior comment 43 in your next amendment.

15. We note your response to comment 44 of our letter dated August 25, 2010, and we reissue it in part. On pages F-25 and F-51, you indicate that as a result of the payment for raw materials on your behalf, you owe the SD Group a non-interest bearing balance that must be repaid in one year. Please revise this section to include these terms and clearly indicate

that a payable, note or debt was owed to a related party. We note that on page F-25 you indicate that the amounts paid by the SD Group was $2.3 million in 2009, while your disclosure on page 110 indicates it was approximately $2 million. Please revise to reconcile.

16. Please revise this section to include your agreement to purchase Suzhou Asian & American Paper Products Co., Ltd., as noted in Exhibit 10.35.

Financial Statements

Evercharm Holdings Limited and Subsidiaries, Contents, page F-3

17. Please revise the historical financial statements for Evercharm Holdings Limited and Subsidiaries to retroactively reflect the reverse acquisition in all periods presented. In this regard, it appears your historical equity balances have not been adjusted to retroactively reflect the reverse acquisition. Also, please label these financial statements as China Packaging Group Inc. and Subsidiaries.

Report of Independent Registered Public Accounting Firm, page F-4

18. Please have your independent registered public accounting firm revise its audit report to reflect China Packaging Group Inc. and Subsidiaries as the entity subject to the audit. In addition, the revised report should be dated to reflect the additional field work performed in connection with the reverse acquisition after the current report date.

Consolidated Statements of Changes in Equity, page F-7

19. We note your response to comment 50 from our letter dated August 25, 2010. Please clarify your note at page F-7 or add footnote disclosure to describe both the payee and the nature of the dividend paid by Hangzhou Shengming in 2009. Alternatively, you may present a supplemental schedule detailing the changes in the Company's ownership equity interests of its less than wholly owned subsidiaries. See FASB ASC 810-10-55-4M.

Notes to the Consolidated Financial Statements, page F-9

1. Principal Activities and Organization, page F-9

20. Please expand your disclosure to include a comprehensive description of the April 8, 2010 reverse acquisition of Evercharm and your subsequent private placement transaction completed April 29, 2010. We note your summary included at page F-37 in your interim financial statements.

21. Please revise all footnote disclosures to be expressed from the perspective of the registrant, China Packaging Group, Inc., where applicable.

(k) Appropriated retained earnings, page F-13

22.   We note your response to comment 52 from our letter dated August 25, 2010 and your revised disclosures at page F-13. Please provide additional discussion within the "Liquidity and Capital Resources" caption that describes these restrictions on retained earnings and the limitations placed on your current assets.

15. Parent Company Only Condensed Financial Information, page F-29

23.   Please tell us and include disclosure in your next amendment that clarifies the name of the parent entity presented within this footnote and the reason for providing the parent company condensed financial information.

China Packaging Group, Inc. and Subsidiaries

Consolidated Financial Statements

24.   Please revise your interim financial statements to include a statement of changes in shareholders' equity. See Item 8.A.5 of Form 20-F.

Consolidated Balance Sheets, as of June 30, 2010, page F-34

Consolidated Statements of Income and Comprehensive Income, page F-35

25.   Please revise your balance sheet caption titled 'Total stockholders' equity' to read 'Total equity for shareholders of China Packaging Group, Inc'. In addition, please clearly identify the net income and comprehensive income amounts applicable to China Packaging Group, Inc. within your Consolidated Statements of Income and Comprehensive Income See the illustration at FASB ASC 810-10-55-4J.

11. Related Party Transactions, page F-51

26.   Please add disclosure within this footnote indicating the balance sheet caption in which you have recorded the amounts due to SD Group.

16. Subsequent Event, page F-56

27.   Please tell us your consideration of Rule 3-05 of Regulation S-X with regards to the acquisition of Suzhou Asian & American Paper Products Company Limited. Please confirm to us and demonstrate that your tests of significance do not require financial statements for the acquired entity. . Please provide us with your calculations in your response.

Part II

Exhibits

28.   We are unable to locate Exhibit 10.36, please advise or file it with your next amendment.

29.   We note your response to comment 56 of our letter dated August 25, 2010, and we reissue it. Please file your remaining exhibits as soon as possible.

Form 8-K filed April 13, 2010

30.   We note your response to comment 57 of our letter dated August 25, 2010, and we reissue it. Please amend your Form 8-K filed April 13, 2010 to disclose the information required under Item 402 of Regulation S-K for Shengda Holdings for the fiscal year ended December 31, 2009 on a consolidated basis and prior to your reverse merger with Evercharm.

      You may contact Brian McAllister (202) 551-3774 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

                                            Sincerely,

                                            John Reynolds
                                            Assistant Director

cc: Louis A. Bevilacqua, Esq.
      Fax: (202) 663-8007